                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13G



                      Under the Securities Exchange Act of 1934

                                 (Amendment No. 3)(1)




                                  UROMED CORPORATION

______________________________________________________________________________
                                   (Name of Issuer)

                              Common Stock, no par value

______________________________________________________________________________
                            (Title or Class of Securities)

                                     917274-10-2

______________________________________________________________________________
                                    (CUSIP Number)


-------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 (Page 1 of 5 Pages)

   CUSIP No. 917274-10-2                13G/A              Page  2  of 5 Pages



-------------------------------------------------------------------------------
 1        NAMES OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          John G. Simon
-------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)
                                                            (a)  /   /
          N/A                                               (b)  /   /
-------------------------------------------------------------------------------
 3        SEC USE ONLY


-------------------------------------------------------------------------------
 4        CITIZENSHIP OF PLACE OR ORGANIZATION

          United States of America
-------------------------------------------------------------------------------
                              5       SOLE VOTING POWER

  NUMBER OF                           4,180,029
    SHARES                  ---------------------------------------------------
 BENEFICIALLY                 6       SHARED VOTING POWER
   OWNED BY
     EACH                             32,920
  REPORTING                 ---------------------------------------------------
    PERSON                    7       SOLE DISPOSITIVE POWER
     WITH
                                      3,987,167
                            ---------------------------------------------------
                              8       SHARED DISPOSITIVE POWER

                                       32,920
-------------------------------------------------------------------------------

 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,212,949 (See Item 4(a) and footnote 2 thereto)
-------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                    / /

          N/A
-------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          15.8% (See Item 4(b) and footnote 3 thereto)
-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (See Instructions)

          IN
-------------------------------------------------------------------------------

      CUSIP No. 917274-10-2              13G/A              Page  3  of 5 Pages


ITEM 1(a).   NAME OF ISSUER:

             UroMed Corporation, a Massachusetts corporation (the "Company").

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             The principal executive office of the Company is located at 64 A Street, Needham, Massachusetts 02194.

ITEM 2(a).   NAME OF PERSON FILING:

             John G. Simon (the "Reporting Person").

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             The address of the Reporting Person is c/o UroMed Corporation, 64A Street, Needham, Massachusetts 02194.

ITEM 2(c).   CITIZENSHIP:

             United States of America

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:

             Common Stock, no par value

ITEM 2(e).   CUSIP Number:

             917274-10-2

   CUSIP No. 917274-10-2               13G/A               Page  4  of 5 Pages


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a)  / /  Broker or dealer registered under Section 15 of the Act.

     (b)  / /  Bank as defined in Section 3(a)(6) of the Act.

     (c)  / /  Insurance Company as defined in Section 3(a)(19) of the Act.

     (d) / / Investment Company registered under Section 8 of the Investment Company Act.

     (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).

     (g)  / /  Parent Holding Company, in accordance with Rule 13d-1(b)(1)
               (ii)(G); see Item 7.

     (h)  / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).



ITEM 4.   OWNERSHIP:

     (a)   Amount beneficially owned:  4,212,949 shares (2)

     (b)   Percent of class:  15.8%(3)

     (c)   Number of shares as to which such person has:

           (i)   Sole Power to vote or to direct the vote: 4,180,029 shares
           (ii)  Shared power to vote or to direct the vote:  32,920 shares
           (iii) Sole power to dispose or to direct the disposition of:
                 3,987,167 shares
           (iv)  Shared power to dispose or to direct the disposition of:
                 32,920 shares



-------------------

     (2) Includes 22,460 shares of Common Stock which the Reporting Person has the current right to acquire pursuant to currently exercisable stock options or stock options exercisable within sixty (60) days of December 31, 1997. Also includes 192,862 shares of Common Stock held by other shareholders of the Company with respect to which the Reporting Person has the right to direct the vote pursuant to contractual relationships between the Company and such shareholders. In accordance with Rule 13d-4 under the Act, the Reporting Person disclaims beneficial ownership of these 192,862 shares owned by such other shareholders of the Company.

     (3) Based upon an aggregate of 26,703,963 shares outstanding at December 31, 1997 as reported by the Company to the Reporting Person.

   CUSIP No. 917274-10-2                 13G/A              Page  5  of 5 Pages

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

ITEM 10.  CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                     SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    February  12, 1998
                                                  ----------------------
                                                           (Date)

                                                    /s/ John G. Simon
                                                  ----------------------
                                                        John G. Simon